FOR IMMEDIATE RELEASE

                         ICAHN'S TENDER FOR WCI EXPIRES

New York, NY, May 21, 2007 - Carl Icahn announced today that the any and all cash tender offer at $22.00 per share for shares of WCI Communities, Inc. expired at midnight, Friday, May 18, 2007, with none of the approximately 10.8 million shares tendered being purchased by his affiliates. This resulted from the failure by WCI to redeem the poison pill and meet the condition regarding
Section 203 of the Delaware General Corporation Law.

Mr. Icahn stated that he will have much more to say about this subject, but it is sufficient to point out that WCI prevented its stockholders who were desirous of achieving liquidity at a substantial premium from doing so. Mr. Icahn further stated, "I hope for the stockholders' sake that WCI has a bid for the Company better than $22.00 per share or else it was reprehensible to take away this opportunity from them. Should WCI fail to achieve such a sale price, we hope that stockholders will support our proxy fight to unseat the current Board of Directors."

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF WCI COMMUNITIES, INC. FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO STOCKHOLDERS OF WCI COMMUNITIES, INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 14A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 2007.

                      Contact: Susan Gordon (212) 702-4309